American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

		March 31		
ASSETS		2015		2014
Cash and due from banks	$	23,995	$	25,880
Interest-bearing deposits in other banks		75,254		45,466
Federal funds sold		13,616		-
Securities available for sale, at fair value		352,208		349,123
Restricted stock, at cost		5,336		4,529
Loans held for sale		1,936		1,389
Loans		965,902		783,369
Less allowance for loan losses		(12,844)		(12,614)
Net Loans		953,058		770,755
Premises and equipment, net		24,371		23,359
Other real estate owned, net		2,653		3,233
Goodwill		44,210		39,043
Core deposit intangibles, net		3,583		2,828
Bank owned life insurance		17,261		14,845
Accrued interest receivable and other assets		22,617		19,352
Total assets	$	1,540,098	$	1,299,802
Liabilities				
Demand deposits -- noninterest-bearing	$	289,818	$	218,795
Demand deposits -- interest-bearing		229,721		170,894
Money market deposits		202,706		194,528
Savings deposits		110,104		89,024
Time deposits		410,326		378,008
Total deposits		1,242,675		1,051,249
Short-term borrowings:				
Customer repurchase agreements		53,664		34,153
Other short-term borrowings		-		-
Long-term borrowings		9,941		9,919
Trust preferred capital notes		27,546		27,444
Accrued interest payable and other liabilities		9,583		6,538
Total liabilities		1,343,409		1,129,303
Shareholders' equity				
Preferred stock, $5 par, 2,000,000 shares authorized, none outstanding		-		-
Common stock, $1 par, 10,000,000 shares authorized, 8,727,696 shares outstanding at March 31, 2015 and 7,905,243 shares outstanding at March 31, 2014		8,710		7,905
Capital in excess of par value		77,612		58,202
Retained earnings		106,102		100,721
Accumulated other comprehensive income, net		4,265		3,671
Total shareholders' equity		196,689		170,499
Total liabilities and shareholders' equity	$	1,540,098	$	1,299,802

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended March 31	
	2015	2014
Interest and Dividend Income:		
Interest and fees on loans	$ 11,770	$ 9,847
Interest on federal funds sold	4	-
Interest and dividends on securities:		
Taxable	975	964
Tax-exempt	960	1,035
Dividends	82	75
Other interest income	48	33
Total interest and dividend income	13,839	11,954
Interest Expense:		
Interest on deposits	1,194	1,229
Interest on short-term borrowings	3	2
Interest on long-term borrowings	80	80
Interest on trust preferred capital notes	184	184
Total interest expense	1,461	1,495
Net Interest Income	12,378	10,459
Provision for loan losses	600	-
Net Interest Income After Provision for Loan Losses	11,778	10,459
Noninterest Income:		
Trust fees	952	1,122
Service charges on deposit accounts	497	413
Other fees and commissions	588	444
Mortgage banking income	222	263
Securities gains, net	310	39
Other	587	422
Total noninterest income	3,156	2,703
Noninterest Expense:		
Salaries	4,147	3,538
Employee benefits	1,075	975
Occupancy and equipment	1,172	936
FDIC assessment	185	164
Bank franchise tax	235	222
Core deposit intangible amortization	301	331
Data processing	462	348
Software	283	262
Foreclosed real estate, net	(5)	16
Merger related expenses	359	-
Other	1,833	1,631
Total noninterest expense	10,047	8,423
Income Before Income Taxes	4,887	4,739
Income Taxes	1,372	1,289
Net Income	$ 3,515	$ 3,450
Net Income Per Common Share:		
Basic	$ 0.40	$ 0.44
Diluted	$ 0.40	$ 0.44
Average Common Shares Outstanding:		
Basic	8,723,633	7,904,759
Diluted	8,732,679	7,917,601

American National Bankshares Inc. and Subsidiaries
Financial Highlights
(In thousands, except share, ratio and
nonfinancial data, unaudited)

	1st Qtr 2015	4th Qtr 2014	1st Qtr 2014	YTD 2015	YTD 2014
EARNINGS					
Interest income	$ 13,839	$ 11,869	$ 11,954	$ 13,839	$ 11,954
Interest expense	1,461	1,414	1,495	1,461	1,495
Net interest income	12,378	10,455	10,459	12,378	10,459
Provision for loan losses	600	250	-	600	-
Noninterest income	3,156	2,792	2,703	3,156	2,703
Noninterest expense	10,047	8,943	8,423	10,047	8,423
Income taxes	1,372	1,164	1,289	1,372	1,289
Net income	3,515	2,890	3,450	3,515	3,450
PER COMMON SHARE					
Earnings per share - basic	$ 0.40	$ 0.37	$ 0.44	$ 0.40	$ 0.44
Earnings per share - diluted	0.40	0.37	0.44	0.40	0.44
Cash dividends paid	0.23	0.23	0.23	0.23	0.23
Book value per share (f)	22.58	22.07	21.57	22.58	21.57
Book value per share - tangible (a) (f)	17.09	16.86	16.27	17.09	16.27
Closing market price	22.58	24.81	23.52	22.58	23.52
FINANCIAL RATIOS					
Return on average assets	0.93%	0.86%	1.06%	0.93%	1.06%
Return on average equity	7.17	6.63	8.12	7.17	8.12
Return on average tangible equity (b)	10.02	9.12	11.54	10.02	11.54
Average equity to average assets	12.91	13.04	13.05	12.91	13.05
Tangible equity to tangible assets (a)	9.98	10.16	10.23	9.98	10.23
Efficiency ratio (e)	63.90	64.60	61.82	63.90	61.82
Effective tax rate	28.07	28.71	27.20	28.07	27.20
PERIOD-END BALANCES					
Securities	$ 357,544	$ 349,250	$ 353,652	$ 357,544	$ 353,652
Loans held for sale	1,936	616	1,389	1,936	1,389
Loans, net of unearned income	965,902	840,925	783,369	965,902	783,369
Goodwill and other intangibles	47,793	41,088	41,871	47,793	41,871
Assets	1,540,098	1,346,492	1,299,802	1,540,098	1,299,802
Assets - tangible (a)	1,492,305	1,305,404	1,257,931	1,492,305	1,257,931
Deposits	1,242,675	1,075,837	1,051,249	1,242,675	1,051,249
Customer repurchase agreements	53,664	53,480	34,153	53,664	34,153
Other short-term borrowings	-	-	-	-	-
Long-term borrowings	37,487	37,456	37,363	37,487	37,363
Shareholders' equity	196,689	173,780	170,499	196,689	170,499
AVERAGE BALANCES					
Securities	$ 345,800	$ 331,785	$ 345,152	$ 345,800	$ 345,152
Loans held for sale	939	982	2,032	939	2,032
Loans, net of unearned income	954,882	815,271	788,419	954,882	788,419
Interest-earning assets	1,382,817	1,220,818	1,186,904	1,382,817	1,186,904
Goodwill and other intangibles	47,988	41,222	42,077	47,988	42,077
Assets	1,518,449	1,338,240	1,302,639	1,518,449	1,302,639
Assets - tangible (a)	1,470,461	1,297,018	1,260,562	1,470,461	1,260,562
Interest-bearing deposits	938,064	816,965	830,229	938,064	830,229
Deposits	1,221,037	1,069,995	1,051,614	1,221,037	1,051,614
Customer repurchase agreements	53,181	50,493	37,797	53,181	37,797
Other short-term borrowings	-	-	-	-	-
Long-term borrowings	37,469	37,438	37,373	37,469	37,373
Shareholders' equity	196,086	174,453	170,046	196,086	170,046

American National Bankshares Inc. and Subsidiaries
Financial Highlights
(In thousands, except share, ratio and
nonfinancial data, unaudited)

	1st Qtr 2015	4th Qtr 2014	1st Qtr 2014	YTD 2015	YTD 2014
CAPITAL					
Weighted average shares outstanding - basic	8,723,633	7,855,872	7,904,759	8,723,633	7,904,759
Weighted average shares outstanding - diluted	8,732,679	7,866,111	7,917,601	8,732,679	7,917,601
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	$ 12,427	$ 12,620	$ 12,600	$ 12,427	$ 12,600
Provision for loan losses	600	250	-	600	-
Charge-offs	(309)	(566)	(73)	(309)	(73)
Recoveries	126	123	87	126	87
Ending balance	$ 12,844	$ 12,427	$ 12,614	$ 12,844	$ 12,614
LOANS					
Construction and land development	$ 68,069	$ 50,863	$ 40,458	$ 68,069	$ 40,458
Commercial real estate	436,562	391,472	358,362	436,562	358,362
Residential real estate	211,261	175,293	170,517	211,261	170,517
Home equity	97,811	91,075	89,081	97,811	89,081
Commercial and industrial	146,280	126,981	119,042	146,280	119,042
Consumer	5,919	5,241	5,909	5,919	5,909
Total	$ 965,902	$ 840,925	$ 783,369	$ 965,902	$ 783,369
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due and accruing	$ -	$ -	$ -	$ -	$ -
Nonaccrual	5,123	4,112	5,557	5,123	5,557
Other real estate owned	2,653	2,119	3,233	2,653	3,233
Nonperforming assets	$ 7,776	$ 6,231	$ 8,790	$ 7,776	$ 8,790
ASSET QUALITY RATIOS					
Allowance for loan losses to total loans	1.33%	1.48%	1.61%	1.33%	1.61%
Allowance for loan losses to nonperforming loans	250.71	302.21	226.99	250.71	226.99
Nonperforming assets to total assets	0.50	0.46	0.68	0.50	0.68
Nonperforming loans to total loans	0.53	0.49	0.71	0.53	0.71
Annualized net charge-offs (recoveries) to average loans	0.08	0.22	(0.01)	0.08	(0.01)
OTHER DATA					
Fiduciary assets at period-end (c) (g)	$ 502,779	$ 450,498	$ 435,635	$ 502,779	$ 435,635
Retail brokerage assets at period-end (c) (g)	$ 244,725	$ 210,265	$ 189,130	$ 244,725	$ 189,130
Number full-time equivalent employees (d)	318	284	292	318	292
Number of full service offices	27	24	25	27	25
Number of loan production offices	2	2	2	2	2
Number of ATM's	34	31	31	34	31

Notes:

(a) - Excludes goodwill and other intangible assets.
(b) - Excludes amortization expense, net of tax, of intangible assets.
(c) - Market value.
(d) - Average for quarter.
(e) - The efficiency ratio is calculated by dividing noninterest expense excluding gains or losses on the sale of OREO by net interest income including tax equivalent income on nontaxable loans and securities and excluding (a) gains or losses on securities and (b) gains or losses on sale of premises and equipment.
(f) - Unvested restricted stock of 17,761 shares are not included in the calculation.
(g) - Assets are not owned by the Company and are not reflected in the consolidated balance sheet.

Net Interest Income Analysis
For the Three Months Ended March 31, 2015 and 2014
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2015	2014	2015	2014	2015	2014
Loans:						
Commercial	$ 139,120	$ 120,707	$ 1,826	$ 1,472	5.32%	4.95%
Real estate	801,373	664,772	9,719	8,296	4.85	4.99
Consumer	15,328	4,972	240	89	6.35	7.26
Total loans	955,821	790,451	11,785	9,857	4.94	5.00
Securities:						
Federal agencies & GSEs	74,850	68,356	245	178	1.31	1.04
Mortgage-backed & CMOs	65,558	66,631	378	403	2.31	2.42
State and municipal	190,216	193,542	1,763	1,899	3.71	3.92
Other	15,176	16,623	123	127	3.24	3.06
Total securities	345,800	345,152	2,509	2,607	2.90	3.02
Federal funds sold	14,580	-	4	-	0.11	-
Deposits in other banks	66,616	51,301	48	33	0.29	0.26
Total interest-earning assets	1,382,817	1,186,904	14,346	12,497	4.16	4.22
Non-earning assets	135,632	115,735				
Total assets	$ 1,518,449	$ 1,302,639				
Deposits:						
Demand	$ 212,673	$ 168,080	18	22	0.03	0.05
Money market	202,935	192,871	71	75	0.14	0.16
Savings	107,683	86,898	12	14	0.05	0.07
Time	414,773	382,380	1,093	1,118	1.07	1.19
Total deposits	938,064	830,229	1,194	1,229	0.52	0.60
Customer repurchase agreements	53,181	37,797	3	2	0.02	0.02
Long-term borrowings	37,469	37,373	264	264	2.82	2.83
Total interest-bearing liabilities	1,028,714	905,399	1,461	1,495	0.57	0.67
Noninterest bearing demand deposits	282,973	221,385				
Other liabilities	10,676	5,809				
Shareholders' equity	196,086	170,046				
Total liabilities and shareholders' equity	$ 1,518,449	$ 1,302,639				
Interest rate spread					3.59%	3.55%
Net interest margin					3.73%	3.71%
Net interest income (taxable equivalent basis)			12,885	11,002		
Less: Taxable equivalent adjustment			507	543		
Net interest income			$ 12,378	$ 10,459		